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NEWS RELEASE

LUNDIN MINING PLANS TO QUADRUPLE ITS ZINC PRODUCTION AT NEVES-CORVO AND COMMENCE COPPER PRODUCTION AT ZINKGRUVAN

October 5, 2007 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation (“Lundin Mining” or the “Company”) is pleased to announce that the Company’s Board of Directors has approved major expansion programmes at the Neves-Corvo copper-zinc mine in southern Portugal and at the Zinkgruvan mine, in central Sweden.

  Production of zinc in concentrate from the recently discovered Lombador massive sulphide zone at the Neves-Corvo mine is scheduled to start in 2011 following a feasibility study to be completed in the second half of 2008. This is expected to increase zinc ore production at Neves Corvo from 400,000 tpa to 2,400,000 tpa, significantly increasing the Company’s overall annual zinc and lead production.

  At Zinkgruvan, ore production is planned to increase by 33% to 1.2 million tonnes per annum by 2010 with the commencement of copper concentrate production. These projects are consistent with the Company’s growth strategy and its aim of maximizing long term shareholder value and reducing operating cash costs.

Lombador Zinc Expansion

The project plans for a production start-up of zinc-rich massive sulphides in early 2001, from the significant resources identified in the Lombador zone at Neves-Corvo in early 2011. At full capacity the annual production from the Lombador zone is anticipated to be 130,000 tonnes of contained zinc, 20,000 tonnes of contained lead and 300,000 ounces of contained silver. Production will be maintained over a period of at least ten years.

Management at Somincor will begin a feasibility study of the Lombador project during the fourth quarter of 2007. The feasibility study, which is expected to be completed during the fourth quarter 2008, will determine the optimal position for the new vertical shaft and the engineering design for the processing plant and associated infrastructures. In the meantime, the drilling programme will be ongoing to upgrade resources to reserves.

Total capital expenditure for the project is estimated to be US$250 million, of which approximately $180 million is required to achieve the first zinc production from Lombador. The investment will be financed through internally generated cash-flow.

In 2007, the Neves-Corvo mine is forecast to produce approximately 87,000 tonnes of copper in concentrate, 25,000 tonnes of zinc in concentrate and 850,000 ounces of silver in concentrate. The Lombador project will add significantly to the present production rate of zinc in concentrate from the mine, making it not only Europe’s largest copper mine but also its largest zinc mine.

Zinkgruvan Expansion

The Zinkgruvan Expansion Programme includes a significant increase in ore production from the current level of 900,000 tonnes to 1.2 million tonnes per annum, with the first production of copper in concentrate planned for 2010. At full capacity, the annual copper production will be approximately 7,200 tonnes in concentrate and run for at least 12 years.

Lundin Mining Corporation
News Release

The current Zinkgruvan copper indicated resources (December 31, 2006) of 2.8 million tonnes will be upgraded to reserves by definition drilling. The construction phase of the project includes a ramp from surface to the 350 m level, a dedicated underground ore bin and crusher infrastructure system for copper ore and a copper processing line in the mill. Project preparation activities are not expected to affect current production rates. The capital expenditure for the project is US$37 million of which approximately $22 million is required to achieve first copper production. The project will be financed through internally generated cash-flow.

In 2007, the Zinkgruvan mine will produce approximately 70,000 tonnes of zinc in concentrate, 35,000 tonnes of lead in concentrate and 1.8 million ounces of silver in concentrate.

The investment at the Zinkgruvan mine will also increase the flexibility of the current operations as the ramp will also access future lead-zinc orebodies in the western zone of the mine.

Karl-Axel Waplan, CEO and President of Lundin Mining, commented, “The expansion programmes in two of our prime assets, the Neves-Corvo and Zinkgruvan mines, clearly demonstrate the Company’s great potential for organic growth. Once these projects have been completed, together with the Aljustrel production from the end of this year and the start-up of the Ozernoe mine development project in 2011, our production of zinc in concentrate will more than double from the current level of 155,000 tonnes per annum. Furthermore, the commencement of copper production in Zinkgruvan demonstrates that the mine, despite its already long period of production, will continue to contribute to cash flow for a long period of time. The Company’s copper production will also dramatically increase with the start-up of the Tenke Fungurume project in the fourth quarter 2008/early 2009.”

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged internationally in the extraction, development, acquisition and discovery of base metal deposits. The company currently owns five operating mines, extracting copper, zinc, lead, nickel and silver: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, the Galmoy mine in Ireland and the recently acquired Aguablanca mine in Spain. A further mine, the Aljustrel mine in Portugal, is under development and will be brought into production in the fourth quarter 2007. In addition, Lundin Mining holds an extensive exploration portfolio, including interests in international ventures and development projects such as the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo, which is currently under construction and the Ozernoe zinc project under detailed feasibility study in Russia.

For further information, please contact:

Karl-Axel Waplan, CEO and President: +46-70-510 4239
Catarina Ihre, Manager, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations, North America: 1-604-689-7842

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.